Exhibit 15.1

Smith, Anderson, Blount,

Dorsett, Mitchell & Jernigan, L.L.P.

lawyers

OFFICES Wells Fargo Capitol Center 150 Fayetteville Street, Suite 2300 Raleigh, North Carolina 27601	November 13, 2017	Mailing Address P.O. Box 2611 Raleigh, North Carolina 27602-2611 TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

VIA EDGAR AND FEDEX

Suzanne Hayes

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Carolina Complete Health Network, Inc.

Amendment No. 1 to the Draft Offering Statement on Form 1-A

Submitted October 3, 2017

File No. 367-00110

CIK No. 0001715363

Dear Ms. Hayes:

On behalf of Carolina Complete Health Network, Inc. (“CCHN”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 2 (“Amendment No. 2”) to the Draft Offering Statement on Form 1-A originally submitted on August 30, 2017, as amended by Amendment No. 1 to the Draft Offering Statement on Form 1-A, submitted on October 3, 2017 (the “Offering Statement”). The Offering Statement has been revised in response to your comment letter dated October 26, 2017 (the “Comment Letter”) and to reflect certain other changes. We are providing the Staff with a blacklined courtesy copy of Amendment No. 2.

We are also providing from CCHN the following responses to the Comment Letter. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in italics. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 2.

Offering Circular Summary, page 1

1.	Please clearly state in the forepart of the offering circular that the closing of the Joint Venture is not expected to occur until September 2018.

In response to the Staff’s comment, CCHN has revised its disclosure on pages i and 1 of Amendment No. 2 to state that the closing of the Joint Venture transactions is not expected to occur until September 2018.

Securities and Exchange Commission

November 13, 2017

We have substantial indebtedness and expect to incur additional substantial amounts of indebtedness in connection with the Joint Venture…, page 8

2.	Please quantify the percentage of your Excess Cash Flows that you are required to remit to Centene under the Loan and Security Agreement.

In response to the Staff’s comment, CCHN has revised its disclosure on page 8 and the other applicable pages of the Offering Statement to indicate that CCHN is required under the Centene Initial Loan Agreement and the Loan and Security Agreement to remit 60 percent of its Excess Cash Flow to Centene in repayment of any amounts drawn.

Use of Proceeds, page 15

3.	Please quantify the portion of the initial capitalization of the Joint Venture that CCHN is required to fund.

In response to the Staff’s comment, CCHN has added disclosure on page 15 of the Offering Statement to indicate that its portion of the initial cash capitalization of the Joint Venture will be between 7.0 percent and 7.5 percent of the total initial cash capitalization of the Joint Venture.

4.	You indicate that your offering will be conducted on a “best efforts” basis. Please revise your disclosures to discuss how the amount and use of proceeds will be affected if you only sell 25%, 50%, and 75% of the shares being offered (in addition to the information you have provided for a 100% sale). As part of that disclosure, quantify the amounts you would owe for your obligation to capitalize the joint venture under the Joint Venture Agreement under each 25%, 50%, and 75% of the shares offered.

In response to the Staff’s comment, CCHN has added disclosure on page 16 of the Offering Statement to include additional tabular disclosure discussing how the amount and use of proceeds would be affected if it only sold 25%, 50% and 75% of the Provider Shares being offered (in addition to 100%), including quantification of the amounts that CCHN would owe for its obligation to capitalize the Joint Venture.

Capitalization, page 17

5.	Since this is a best efforts offering with no minimum number of shares to be sold, please revise your Capitalization table to omit the second “As Adjusted” column that gave effect to the offering. You may discuss the offering in a footnote to the Capitalization Table.

In response to the Staff’s comment, CCHN has revised the capitalization disclosure on page 17 of the Offering Statement to omit the second “As Adjusted” column that gave effect to this Offering from the table.

Securities and Exchange Commission

November 13, 2017

Part II

Business, page 18

6.	We note the description of your business and timeline assumes the approval of the Waiver Application. Please clarify your basis for assuming this application will be approved. If this is not a certainty, please explain the consequences if the application is denied.

CCHN respectfully acknowledges the Staff’s comment. Approximately 70% of the nation’s Medicaid population is served under federal waivers granted to states under the same general authority as that underpinning the Waiver Application. CCHN believes that these waivers are not inherently politically controversial and are a common tool used by the Centers for Medicare and Medicaid Services to improve efficiency in the Medicaid program. Currently, North Carolina law requires the Secretary of the North Carolina Department of Health and Human Services (the “Secretary”) to pursue approval of a Medicaid waiver, and the Secretary submitted the Waiver Application in June 2016. If the Centers for Medicare and Medicaid Services denies the Waiver Application, CCHN believes that the Secretary will continue to modify the Waiver Application until it is approved. Even though CCHN believes it is a remote possibility that the Waiver Application would ultimately be denied, CCHN has revised its disclosure on page 21 of the Offering Statement to explain the consequences if the Waiver Application is denied.

Regulation, page 23

7.	Please expand your disclosure in this section to describe the state and federal government regulations that will effect the operations of the Company and the Joint Venture, particularly those regulations relating to the provision health care products and services and compliance with the Medicaid program.

In response to the Staff’s comment, CCHN has revised its disclosure on pages 24 and 25 of the Offering Statement to further describe the state and federal governmental regulations that will affect the operations of the Company and the Joint Venture as a whole.

Description of Capital Stock, page 42

8.	Your description of Class P Common Stock indicates that holders “are entitled to a number of votes per share equal to the number of Common Stock Equivalents held by them…Each holder of Class P Common Stock will be deemed to hold a number of Common Stock Equivalents equal to the number of shares of Class P Common Stock held by such holder.” This appears to indicate that each holder of Class P Common Stock is entitled to one vote per share of Class P Common Stock held. Additionally, your earlier disclosure appears to indicate that holders of Class P Common Stock are only permitted to own one share of Common Stock. If this is accurate, please revise to clarify that each holder is entitled to one vote. Alternatively, please provide further explanation.

Securities and Exchange Commission

November 13, 2017

CCHN respectfully acknowledges the Staff’s comment and confirms the Staff’s understanding that, as specified on page 4 of the Offering Statement, each holder of Class P Common Stock is entitled to one vote per share. CCHN also respectfully advises the Staff that, as disclosed on page 11 of the Offering Statement, subscribers who purchase shares of Class P Common Stock in the Private Placement, unlike subscribers who purchase shares of Class P Common Stock in this Offering, may purchase more than one share. Subscribers who purchase shares of Class P Common Stock in this Offering are limited to one share each. CCHN further advises the Staff that throughout the Offering Statement, references to “Class P Common Stock” apply to all holders of Class P Common Stock, whereas references to “Provider Shares” and the holders thereof refer to shares of Class P Common Stock sold in this Offering and the holders thereof. While it will always be the case that holders of Provider Shares will be entitled to one vote, other holders of Class P Common Stock may be entitled to more than one vote. In response to the Staff’s comment, CCHN has added a clarification to the description of capital stock disclosure on page 43 of the Offering Statement and to the summary disclosure on page 4 of the Offering Statement to indicate that each holder of a Provider Share will be entitled to only one vote, whereas Private Placement investors, who are permitted to purchase more than one share, are entitled to the number of votes equal to the number of shares held by such holders.

We hope that the foregoing responses, including the revisions to the Offering Statement set forth in Amendment No. 2, are responsive to the Staff’s comments. If you should have any questions regarding this letter or require any further information, please call the undersigned at (919) 821-6714 or Amy S. Wallace of our offices at (919) 821-6706.

Sincerely yours,

SMITH, ANDERSON, BLOUNT, DORSETT,
MITCHELL & JERNIGAN, L.L.P.

/s/ Margaret N. Rosenfeld

By:
Margaret N. Rosenfeld

cc:	Securities and Exchange Commission

Chris Edwards

Jacob Luxenburg

Kevin Vaughn

Carolina Complete Health Network, Inc.

Vincent T. Morgus

Jeffrey W. Runge, MD

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Amy S. Wallace